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Exhibit 12.1

Health Net, Inc.

Calculation of Ratio of Earnings to Fixed Charges—Consolidated Basis
(amount in thousands, except ratios)

	First Quarter Ended March 31,				Year Ended December 31,
	2002		2001		2001		2000		1999		1998	1997
Income from continuing operations	$89,841		$67,328		$137,350		$262,747		$244,008		$(254,154)	$(89,248)
Interest expense	10,189		14,438		54,940		87,930		83,808		92,159	63,555
Amortization of debt expense	683		908		3,280		3,395		3,170		1,100	—
Interest portion of rental expense(a)	2,080		1,903		8,403		7,470		7,350		7,545	7,305

Earnings	$102,793		$84,577		$203,973		$361,542		$338,336		$(153,350)	$(18,388)
Fixed Charges	$12,952		$17,249		$66,623		$98,795		$94,328		$100,804	$70,860
(Total of interest expense, amort. and interest portion of rental expense)
Ratio of earnings to fixed charges	7.9	x	4.9	x	3.1	x	3.7	x	3.6	x	(b )	(b )

(a)
Interest portion of rental expense is estimated to be 15%.

(b)
No ratio is shown for 1998 and 1997 because earnings were insufficient to cover fixed charges by $153.4 million and $18.4 million, respectively.

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Calculation of Ratio of Earnings to Fixed Charges—Consolidated Basis (amount in thousands, except ratios)